

Mail Stop 3030

June 24, 2016

Via E-mail
J. Eric Bjornholt
Vice President and Chief Financial Officer
Microchip Technology Incorporated
2355 W. Chandler Blvd.
Chandler, AZ   85224-6199

> **Re: Microchip Technology Incorporated**
> **Form 10-K for the Fiscal Year Ended March 31, 2016**
> **Filed May 24, 2016**
> **File No. 0-21184**

Dear Mr. Bjornholt:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

1.   We note that of your total cash, cash equivalents and short-term and long-term investments at March 31, 2016 of $2,564.6 million, $2,559.3 million was held by your foreign subsidiaries. You disclose that you utilize a variety of tax planning and financing strategies, including borrowings under your credit agreement, with the objective of having your worldwide cash available in the locations in which it is needed. Please explain to us in more detail how you are able to fund U.S. operations considering that at March 31, 2016 you held cash of only $5.3 million in the United States.

2.   On page 44 you disclose that the Atmel acquisition was structured in a manner that enabled you to utilize a substantial portion of the cash, cash equivalents, short-term investments and long-term investments held by certain of your foreign subsidiaries in a tax efficient manner. Please explain to us the ways in which the structure of the acquisition was tax efficient.

Note 13. Income Taxes, page F-29

3.   We note from your tax rate reconciliation on page F-30 that the impact of your foreign income taxed at lower than the federal rate was a benefit of $114.5 million in 2016 which was more than your computed expected income tax provision of $98.5 million. Please tell us the amount and nature of each significant reconciling item included in the benefit and briefly describe the factual circumstances of your tax holidays, the per share effects of the tax holiday, and the date upon which the special tax status terminates. Revise future filings to include all of the disclosures required by ASC 740-10-50-12 and SAB Topic 11.C.

4.   In future filings, revise the Provision of Income Taxes section of Management's Discussion and Analysis to include a more robust discussion of these foreign income related tax benefits, including the likely impact on your future results and the periods over which you expect they will have that impact.   Refer to Item 303(a)(3) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery